File No. 70-8461

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 20
                             (Post-Effective No. 17)
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935

      ALABAMA POWER COMPANY                              GULF POWER COMPANY
      600 North 18th Street                               One Energy Place
   Birmingham, Alabama  35291                         Pensacola, Florida  32520

      GEORGIA POWER COMPANY                           MISSISSIPPI POWER COMPANY
241 Ralph McGill Boulevard, N.E.                           2992 West Beach
     Atlanta, Georgia  30308                        Gulfport, Mississippi  39501

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

 William E. Zales, Jr., Vice President           Warren E. Tate, Secretary
        and Corporate Secretary                        and Treasurer
         Alabama Power Company                      Gulf Power Company
         600 North 18th Street                       One Energy Place
      Birmingham, Alabama  35291                 Pensacola, Florida  32520

   Judy M. Anderson, Vice President             Michael W. Southern, Vice
        and Corporate Secretary             President, Secretary and Treasurer
         Georgia Power Company                   Mississippi Power Company
   241 Ralph McGill Boulevard, N.E.                   2992 West Beach
        Atlanta, Georgia  30308                Gulfport, Mississippi  39501

                             Nancy E. Frankenhauser
                               Corporate Secretary
                       Savannah Electric and Power Company
                               600 East Bay Street
                             Savannah, Georgia 31401

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                                  John D. McLanahan, Esq.
Financial Vice President                               Troutman Sanders LLP
  The Southern Company                              600 Peachtree Street, N.E.
270 Peachtree Street, NW                                    Suite 5200
 Atlanta, Georgia  30303                           Atlanta, Georgia  30308-2216



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ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTIONS.

         The information added to Item 1 in Amendment No. 13 (Post-Effective No.
10) is hereby deleted and replaced with the following:

         By order dated December 15, 1994 (HCAR No. 26187) (the "December 1994 Order"), the Operating Companies were authorized to form separate special purpose subsidiaries. Each special purpose subsidiary would issue and sell preferred securities in one or more series from time to time through December 31, 1997. In the December 1994 Order, Georgia was authorized to issue $100,000,000 of preferred securities and jurisdiction was reserved pending completion of the record over the issuance of preferred securities in the amount of $175,000,000 in the case of Alabama, $200,000,000 in the case of Georgia, $15,000,000 in the case of Gulf, $15,000,000 in the case of Mississippi and $10,000,000 in the case of Savannah.

         By order dated January 17, 1996 (HCAR No. 26452) (the "January 1996 Order"), Alabama was authorized to issue $97,000,000 of preferred securities and jurisdiction was reserved pending completion of the record over the issuance of preferred securities in the amount of $78,000,000 in the case of Alabama, $200,000,000 in the case of Georgia, $15,000,000 in the case of Gulf, $15,000,000 in the case of Mississippi and $10,000,000 in the case of Savannah.

         By post-effective amendment dated June 18, 1996, the Operating Affiliates requested that the authority to issued preferred securities be increased to $250,000,000 in the case of Alabama, $500,000,000 in the case of Georgia, $60,000,000 in the case of Gulf, $60,000,000 in the case of Mississippi and $35,000,000 in the case of Savannah. In the case of Alabama and Georgia, such amounts were in addition to the amounts authorized by the December 1994

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Order and the January 1996 Order. The Operating Affiliates also requested that such authority be extended through December 31, 2001. Such request was noticed June 21, 1996 (HCAR No. 26535).

         By order dated August 26, 1996 (HCAR No. 26560) (the "August 1996 Order"), Georgia was authorized to issue $400,000,000 of preferred securities and the Operating Companies were authorized, pending completion of the record, to effect the sale of preferred securities in one or more series from time to time through December 31, 2001 in the amount of $250,000,000 in the case of Alabama, $100,000,000 in the case of Georgia, $60,000,000 in the case of Gulf, $60,000,000 in the case of Mississippi and $35,000,000 in the case of Savannah.

         By subsequent orders (HCAR No. 26644, dated January 14, 1997; HCAR No. 26657, dated January 29, 1997 and HCAR No. 26660, dated February 5, 1997) the record was completed and the sale of preferred securities was authorized as follows: $250,000,000 for Alabama; $60,000,000 for Gulf; and $55,000,000 for
Mississippi.

         By post-effective amendment dated May 13, 1997, the Operating Affiliates requested new or additional authority to issue preferred securities as follows: $500,000,000 in the case of Alabama, $400,000,000 in the case of Georgia, $50,000,000 in the case of Gulf, $70,000,000 in the case of Mississippi and $5,000,000 in the case of Savannah. The Operating Affiliates requested that the Commission reserve jurisdiction over the issue and sale of preferred securities as follows: $500,000,000 for Alabama; $500,000,000 for Georgia; $50,000,000 for Gulf; $75,000,000 for Mississippi; and $40,000,000 for Savannah.
The Operating Affiliates also requested that such authority be extended through December 31, 2005. Such request was noticed May 16, 1997 (HCAR No. 26718).

         By order dated June 10, 1997 (HCAR No. 26727) Georgia completed the record and was authorized to issue $189,250,000 of preferred securities and the


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Operating Companies were authorized, pending completion of the record, to effect the sale of preferred securities in one or more series from time to time through December 31, 2005 in the amount of $500,000,000 in the case of Alabama, $310,750,000 in the case of Georgia, $50,000,000 in the case of Gulf, $75,000,000 in the case of Mississippi and $40,000,000 in the case of Savannah.

         By subsequent orders (HCAR No. 26817, dated January 16, 1998 and HCAR No. 26949, dated December 7, 1998) the record was completed and the sale of preferred securities was authorized through December 31, 2005 as follows:
$500,000,000 for Alabama; $310,000,000 for Georgia; $50,000,000 for Gulf;
$75,000,000 for Mississippi; and $40,000,000 for Savannah. Giving effect to issuances under these orders, the remaining authorizations are as follows:
$450,000,000 for Alabama; $110,750,000 for Georgia; $5,000,000 for Gulf;
$75,000,000 for Mississippi; and $0 for Savannah.

         The Operating Companies now request an extension of the authorization period through June 30, 2007. New or additional authority hereunder is requested as follows: $389,250,000 for Georgia; $95,000,000 for Gulf: $25,000,000 for
Mississippi; and $50,000,000 for Savannah. Upon the issuance by the Commission of an appropriate order or orders in respect of this request, the sale of preferred securities through June 30, 2007 would be authorized as follows:
$450,000,000 for Alabama (no increase); $500,000,000 for Georgia; $100,000,000 for Gulf; $100,000,000 for Mississippi; and $50,000,000 for Savannah.




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Item 3.        Applicable Statutory Provisions.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At April 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.748 billion, or about 65.53% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters March 31, 2000 ($4.194 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding


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company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of March 31, 2000 was 40.3% equity, 59.7% debt including all non-recourse debt, and 53.7% equity and 46.3% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 42.7% and 57.3%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 29.6% of total capitalization at March 31, 2000.

         Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following


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table presents the senior secured ratings history for each as rated by S&P,
Moody's and Duff & Phelps:

----------- -------------- ---------- ---------- ---------- ---------- ---------
Company     Agency         1995       1996       1997       1998       19998
----------- -------------- ---------- ---------- ---------- ---------- ---------
----------- -------------- ---------- ---------- ---------- ---------- ---------
Alabama     S&P            A+         A+         A+         A+         A+
            Moody's        A1         A1         A1         A1         A1
            Duff & Phelps  A+         AA-        AA-        AA-        AA-
----------- -------------- ---------- ---------- ---------- ---------- ---------
----------- -------------- ---------- ---------- ---------- ---------- ---------
Georgia     S&P            A+         A+         A+         A+         A+
            Moody's        A1         A1         A1         A1         A1
            Duff & Phelps  AA-        AA-        AA-        AA-        AA-
----------- -------------- ---------- ---------- ---------- ---------- ---------
----------- -------------- ---------- ---------- ---------- ---------- ---------
Gulf        S&P            A+         A+         AA-        AA-        AA-
            Moody's        A1         A1         A1         A1         A1
            Duff & Phelps  A+         AA-        AA-        AA-        AA-
----------- -------------- ---------- ---------- ---------- ---------- ---------
----------- -------------- ---------- ---------- ---------- ---------- ---------
Mississippi S&P            A+         A+         AA-        AA-        AA-
            Moody's        Aa3        Aa3        Aa3        Aa3        Aa3
            Duff & Phelps  AA-        AA-        AA-        AA-        AA-
----------- -------------- ---------- ---------- ---------- ---------- ---------
----------- -------------- ---------- ---------- ---------- ---------- ---------
Savannah    S&P            A+         A+         AA-        AA-        AA-
            Moody's        A1         A1         A1         A1         A1
            Duff & Phelps  Not rated  Not rated  Not rated  Not rated  Not rated
----------- -------------- ---------- ---------- ---------- ---------- ---------

         Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity.


_____________________________

1 In April 2000, Moody's and Duff & Phelps reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 19, 2000            ALABAMA POWER COMPANY


                               By: /s/Wayne Boston
                               Wayne Boston,  Assistant Secretary

                               GEORGIA POWER COMPANY

                               By: /s/Wayne Boston
                               Wayne Boston,  Assistant Secretary

                               GULF POWER COMPANY

                               By: /s/Wayne Boston
                               Wayne Boston,  Assistant Secretary

                               MISSISSIPPI POWER COMPANY


                               By: /s/Wayne Boston
                               Wayne Boston,  Assistant Secretary

                               SAVANNAH ELECTRIC AND POWER COMPANY


                               By: /s/Wayne Boston
                               Wayne Boston,  Assistant Secretary


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